July 21, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC 20549
Attn: John Dana Brown

Re:      BMW Auto Leasing LLC
Financial Services Vehicle Trust
Registration Statement on Form S-3/A
Filed June 29, 2010
File No. 333-166296

Dear Mr. Brown:

On June 29, 2010 (the “Submission Date”), our client, BMW Auto Leasing LLC (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement on Form S-3/A, including a revised representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a revised base prospectus (the “Base Prospectus,” and together with the Prospectus Supplement, the “Prospectus”) and certain exhibits (the “Exhibits,” and together with the Prospectus, the “Documents”).  On July 14, 2010, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

Prospectus Supplement

Delinquencies, Repossessions and Loss Information, page 40

1.	Comment: We note your response to our prior comment nine. Please include a footnote to the Delinquency Experience table to include the information provided in your response to that comment.

Response:  We have added a footnote to the Delinquency Experience table to state that leases are charged off when they become 150 days delinquent, except when BMW FS is prohibited by applicable law to charge-off such leases, including when the lessor is the subject of bankruptcy proceedings.  Please see page S-41.

Material Income Tax Consequences, page S-68

2.
Comment:  We note your response to our prior comment eight. You state in the second paragraph of this section that counsel is of the opinion that statements under the sections “Summary of Terms—Tax Status” and “Material Income Tax Consequences” of the prospectus supplement and the prospectus “are correct in all material respects.” Because you have elected to use a short-form tax opinion, the prospectus supplement must state clearly that the discussions are counsel’s opinion. Please revise.

Response:  We have revised the section of the Prospectus Supplement captioned “Material Income Tax Consequences” to state that the discussions are counsel’s opinion.  Please see page S-68.

Prospectus

Material Income Tax Consequences, page 81

3.
Comment: We note your response to our prior comment eight. We note your statement that the discussion "is correct in all material respects in the opinion of Tax Counsel.” Because you have elected to use a short-form tax opinion, the prospectus must state clearly that the prospectus discussion is counsel’s opinion. Please revise.

Response:  We have revised the section of the Prospectus captioned “Material Income Tax Consequences” to state that the prospectus discussion is counsel’s opinion.  Please see page 79.

Part II

Signatures

4.
Comment: We note that one of the officers signing on behalf of each of the registrants is signed pursuant to a power of attorney. Please file the certified copies of the resolution of the registrant’s board of directors authorizing such signature. Refer to Item 601(b)(24) of Regulation S-K.

Response:  We have included signatures for both officers signing on behalf of each registrant in this Amendment No. 3 to the Registration Statement.  Please see the signature pages for each registrant.

5.	Comment: Please provide the signatures on behalf of the Registrant for Financial Services Vehicle Trust with the filing of the next amendment to your registration statement.

Response:  We have provided the signatures on behalf of the Registrant for Financial Services Vehicle Trust with the filing of this Amendment No. 3 to the Registration Statement.  Please see the Financial Services Vehicle Trust signature page.

Exhibit Index

6.	Comment: While the Exhibit Index indicates that Exhibit 24.2 has been previously filed we were unable to locate the filing of such exhibit. Please advise.

Response:  We are filing Exhibit 24.2 with the filing of this Amendment No. 3 to the Registration Statement.

Exhibit 5.1

7.	Comment: We note your response to our prior comment 15. Please provide a qualified Delaware law opinion with the filing of the next amendment to the registration statement or please advise.

Response:  We note your comment 7 to Exhibit 5.1.  We believe that, at the time of this filing, the opinion does not need to (and should not) include the laws of the State of Delaware.  The opinion states that the Notes, when duly authorized and issued, will be enforceable under the related indenture.  Since each indenture is governed by New York law, the enforceability opinion is a New York law opinion.  Since each trust is a Delaware statutory trust, the authorization opinion is a Delaware law opinion.  At the time that this shelf opinion is being delivered, no trusts that will issue these notes have been formed and no authorization actions have yet been taken, so there are no actions taken under Delaware law on which to opine.  We have also discussed the filing of such opinion with the shelf with Richards, Layton & Finger, P.A., Delaware counsel.  They have advised that they are not aware of what opinion would be filed with a shelf as the trusts upon which an opinion would be given have not yet been formed.  We understand that other registrants have the ability to issue and offer asset backed certificates.  We understand that a Delaware law opinion regarding the enforceability of such certificates, when duly authorized and issued, would be required.  However, the trusts that are issuing securities under this Registration Statement are only offering notes.  Please note that at the time of each shelf take-down, the Company will cause Delaware counsel to provide and file an authorization opinion under Delaware law.

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If you have any further questions or comments please contact me at 212-705-7400 or Matthew P. Joseph at 212-705-7333.

Regards,

/s/ Reed D. Auerbach
Reed D. Auerbach

cc:        Martin Stremplat
BMW Financial Services NA, LLC